               [LETTERHEAD OF BLACKWELL SANDERS PEPER MARTIN LLP]

ERIC J. GERVAIS                                       DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8362                     E-MAIL: egervais@blackwellsanders.com

                                  July 14, 2003

Securities and Exchange Commission
8450 Fifth Street, NW
Washington, DC 20549

        Re:        Withdrawal of File Number 333-97485 on Form POS AM

Dear Sir/Madam:

         Please withdraw file number 333-97485 which was filed on behalf of
Monmouth Real Estate Investment Corporation on July 14, 2003, at 15:44 p.m. using the Form POS AM template. The filing was submitted on the POS AM template rather than the correct S-3D POS template. If you have any questions with regard to the foregoing please feel free to contact me at the phone number listed above.

                                   Sincerely,

                                   /s/ Eric J. Gervais

                                   Eric J. Gervais